FULBRIGHT & JAWORSKI
                                  L.L.P.
                A REGISTERED LIMITED LIABILITY PARTNERSHIP
                             2200 ROSS AVENUE
                                SUITE 2800
                           DALLAS, TEXAS  75201



                                        March 13, 1995


Valero Energy Corporation
530 McCullough Avenue
San Antonio, Texas  78215

Dear Sirs:

     We have acted as counsel to Valero Energy Corporation, a Delaware corporation (the "Company"), in connection with the registration of certain medium-term notes of the Company having an aggregate initial offering price of up to $250,000,000 (the "Notes") as described in the Prospectus Supplement (the "Prospectus Supplement") to the Prospectus dated March 13, 1995 (the "Prospectus"). In this connection, we have assisted in the preparation of the description of the United States federal income and estate tax consequences to certain holders of the Notes contained in the Prospectus Supplement under the caption entitled "Taxation" (the "Tax Summary").

     In connection with this opinion, we have reviewed the Prospectus and the Prospectus Supplement and we have assumed that all facts described in the Prospectus and the Prospectus Supplement are true, accurate and complete. Based upon the assumptions set forth herein, such legal considerations as we deem relevant and other qualifications contained in this letter, it is our opinion that the discussion and the legal conclusions set forth in the Tax Summary are accurate and complete in all material respects and address all material United States federal income and estate tax considerations with respect to the matters set forth therein.

     The opinion expressed herein is based upon the Internal Revenue Code of 1986, as amended, Treasury regulations (including proposed regulations), judicial authority and administrative rulings and practice. There can be no assurance that the Internal Revenue Service ("IRS") will not take a contrary view, and no ruling from the IRS has been or will be sought. Legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the statements and conclusions set forth herein. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences to holders of the Notes. Finally, it is possible that based upon the specific terms of a Note as proposed to be issued or upon subsequent changes in, or interpretations of, applicable law, the material United States federal income tax consequences could differ from those described in the Tax Summary.

     Our opinions are limited to the specific conclusions with respect to the United States federal income and estate tax consequences set forth in the Tax Summary, and no other opinions are expressed, or implied. Specifically, no opinions are expressed as to state, local or foreign tax consequences.

     This opinion is rendered solely for the benefit of the Company and is not to be used, circulated, copied, quoted or referred to without our prior written consent. We hereby consent to the filing of this opinion as an exhibit to the Company's Form 8-K dated March 13, 1995, to be incorporated in the Company's Registration Statement on Form S-3 (Registration No. 33-56441) and the reference to our firm in the Tax Summary.

                                  Very truly yours,


                                  Fulbright & Jaworski L.L.P.